SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 6)

Cape Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

139209 1 00
(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Raymond A. Tiernan, Esq. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W. Suite 100 Washington, DC 20007 (202) 295-4500
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7(b) for other parties to whom copies are to be sent.

CUSIP No. 139209 1 00	13D/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,360,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,360,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 139209 1 00	13D/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235,016
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 139209 1 00	13D/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,595,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,595,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 139209 1 00	13D/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,595,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,595,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 139209 1 00	13D/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,595,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,595,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 139209 1 00	13D/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,595,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,595,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 139209 1 00	13D/A	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,460
	8	SHARED VOTING POWER 1,595,472
	9	SOLE DISPOSITIVE POWER 3,460
	10	SHARED DISPOSITIVE POWER 1,595,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,598,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 139209 1 00	13D/A	Page 9 of 12 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated November 4, 2008, was filed with the Securities and Exchange Commission on November 14, 2008 with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Cape Bancorp, Inc., a Maryland corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 225 North Main Street, Cape May Courthouse, New Jersey 08210. Amendment No. 1 to Schedule 13D was filed on November 28, 2008 to report an increase in the beneficial ownership of the Common Stock by the reporting persons.  Amendment No. 2 to Schedule 13D was filed to report the entering into an agreement (the "Agreement") among the reporting persons and the Issuer. Amendment No. 3 to Schedule 13D was filed to report the termination of the agreement.  Amendment No. 4 to Schedule 13D was filed on November 28, 2009 to report an increase in the beneficial ownership of the Common Stock by the reporting persons.  Amendment No. 5 was filed on December 16, 2011 to report an increase in the beneficial ownership of Common Stock by the reporting persons.  This Amendment No. 6 is being filed to report an increase in the beneficial ownership of Common Stock by the reporting persons.

Item 2.	Identity and Background

The Schedule 13D/A is being jointly filed by the parties indentified below.  All of the filers of this Schedule 13D/A are collectively referred to as the "Patriot Financial Group." The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D/A.

(a)- (c)   The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the "Patriot Fund");

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the "Patriot Parallel Fund" and together with the Patriot Fund, the "Funds");

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds ("Patriot GP");

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP ("Patriot LLC"); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lynch and Lubert is investment management with each of the Funds, Patriot GP and Patriot LLC.

CUSIP No. 139209 1 00	13D/A	Page 10 of 12 Pages

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)            During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D/A are based upon 14,100,450 outstanding shares of Common Stock as of May 4, 2015, as reported in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2015.

 (a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 1,360,456 shares, or 9.6%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 235,016 shares, or 1.7%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lynch and Lubert serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lynch and Lubert, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 1,595,472 shares, or  11.3%,  of the outstanding Common Stock.  In addition, Mr. Lynch individually beneficially owns 3,460 shares of Common Stock, consisting of 1,100 shares of Common Stock and vested and exercisable stock options to purchase 2,360 shares of Common Stock at $7.68 per share granted to him pursuant to the Company's 2008 Equity Incentive Plan while he served as a director of the Company.  Accordingly, Mr. Lynch may be deemed to beneficially own 1,598,932 shares, or 11.3%, of the outstanding Common Stock.  Mr. Lynch resigned from the Board of Directors of the Company on March 18, 2015 and James F. Deutsch, an employee of the Patriot Financial Group, was appointed as a director of the Company for the remainder of Mr. Lynch's term.  Mr. Deutsch was granted 1,000 shares of restricted Common Stock pursuant to the Company's 2008 Equity Incentive Plan, which vest 100% on April 27, 2016.

CUSIP No. 139209 1 00	13D/A	Page 11 of 12 Pages

(c)            Members of the Patriot Financial Group made the following purchases and sales of Common Stock in the open market in the last 60 days.

Purchaser	Date	Number of Shares Purchased	Price Per Share	Total Cost
Patriot Fund	5/14/15	34,448	$9.70	$334,835
Patriot Parallel Fund	5/14/15	5,950	9.70	57,834
Patriot Fund	5/13/15	42,635	9.70	414,412
Patriot Parallel Fund	5/13/15	7,365	9.70	71,588
Patriot Fund	5/8/15	5,188	9.63	50,049
Patriot Parallel Fund	5/8/15	896	9.63	8,644
Patriot Fund	5/7/15	4,332	9.61	41,699
Patriot Parallel Fund	5/7/15	748	9.61	7,200
Patriot Fund	5/6/15	12,722	9.63	122,821
Patriot Parallel Fund	5/6/15	2,198	9.63	21,220
Patriot Fund	5/5/15	17,054	9.67	165,274
Patriot Parallel Fund	5/5/15	2,946	9.67	28,550
Patriot Fund	5/1/15	3,000	9.75	29,307
Patriot Parallel Fund	5/1/15	518	9.75	5,060
Patriot Fund	4/29/15	8,527	9.55	81,591
Patriot Parallel Fund	4/29/15	1,473	9.55	14,095
Patriot Fund	3/19/15	170	9.30	1,584
Patriot Parallel Fund	3/19/15	30	9.30	280

(d)        Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule 13D/A, except as described below, none of the Patriot Financial Group is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.	Material to Be Filed as Exhibits

1	Joint Filer Statement *

* Previously filed.

CUSIP No. 139209 1 00	13D/A	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2015

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/Ira M. Lubert
Ira M. Lubert, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

/s/W. Kirk Wycoff
W. Kirk Wycoff

/s/Ira M. Lubert
Ira M. Lubert

/s/James J. Lynch
James J. Lynch